EXHIBIT 4.1

THIRD AMENDMENT TO RIGHTS AGREEMENT

THIS THIRD AMENDMENT, dated as of March 8, 2006 (this “Third Amendment”), is made between Bioject Medical Technologies Inc., an Oregon corporation (the “Company”), and American Stock Transfer & Trust Company (the “Rights Agent”), to amend the Rights Agreement, dated as of July 1, 2002, between the Company and the Rights Agent, as amended by the First Amendment to Rights Agreement dated as of October 8, 2002 and the Second Amendment to Rights Agreement dated as of November 15, 2004 (the “Rights Agreement”).

WHEREAS, the Company and the Rights Agent have entered into the Rights Agreement;

WHEREAS, the Board of Directors of the Company adopted resolutions on March 3, 2006 to amend the Rights Agreement as stated below and in accordance with Section 26 thereof; and

WHEREAS, the Company has directed the Rights Agent to adopt this Third Amendment.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, the parties agree as follows:

1.             Section 1(a) of the Rights Agreement is hereby amended in its entirety to read as follows:

“(a)  “Acquiring Person” shall mean any Person (as such term is defined in this Agreement) who or which, together with all Affiliates and Associates (as such terms are defined in this Agreement) of such Person, shall be the Beneficial Owner (as such term is defined in this Agreement) of 15% or more of the shares of Common Stock then outstanding; provided, however, that an Acquiring Person shall not include the Company, any Subsidiary (as such term is defined in this Agreement) of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, any entity holding shares of Common Stock for or pursuant to the terms of any such plan, or LOF Partners, LLC or its Affiliates and Associates (including Life Sciences Opportunities Fund, L.P., Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund II (Institutional), L.P.) (collectively, “LOF”). Notwithstanding the foregoing, no Person shall be deemed to be an “Acquiring Person” either (i) as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares of Common Stock outstanding, increases the proportionate number of shares Beneficially Owned by such Person to 15% or more of the shares of Common Stock then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding by reason of share acquisitions by the Company and if such Person shall, after such share acquisitions by the Company, become the Beneficial Owner of any additional shares of Common Stock representing one percent (1%) or more of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then such Person (unless such Person shall be the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, any entity holding shares of Common Stock for or pursuant to the terms of any such plan, or LOF)

shall be deemed an “Acquiring Person,” or (ii) if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined by the foregoing provisions of this paragraph (a), has become such inadvertently, and such person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an “Acquiring Person,” as defined by the foregoing provisions of this paragraph (a).”

2.             Section 3(a) of the Rights Agreement is hereby amended to add to the first sentence of such Section 3(a) the language marked in bold italics below:

“Until the earlier of (i) the Close of Business on the tenth day after the Stock Acquisition Date (or, if the tenth day after the Stock Acquisition Date is prior to the Record Date, the Close of Business on the Record Date) or (ii) the Close of Business on the tenth day after the date that a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, LOF, any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding shares of Common Stock for or pursuant to the terms of any such plan) is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act…”

3.             The Rights Agreement shall remain in full force and effect without amendment except this Third Amendment and any other amendment made in accordance with Section 26 of the Rights Agreement. All references in the Rights Agreement to “this Agreement” or the “Agreement” or “hereof” and all references in this Third Amendment to the Agreement shall hereafter be deemed to be references to the Rights Agreement as amended by this Third Amendment and any other amendment made in accordance with Section 26 of the Rights Agreement. All terms used but not defined in this Third Amendment shall have the meanings ascribed to them in the Rights Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be duly executed as of the day and year first above written.

BIOJECT MEDICAL TECHNOLOGIES INC.

By:	/s/ JOHN GANDOLFO

Name:	John Gandolfo

Title:	Chief Financial Officer and Vice President, Finance

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ WILBERT MYLES

Name:	Wilbert Myles

Title:	Vice President